FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the nine-month period ended December 31, 2010 pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: February 22, 2011	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director, Vice-President,
Corporate Officer

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	December 31, 2010	March 31, 2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥52,005	¥50,740
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥504 million and ¥680 million at December 31, 2010 and March 31, 2010, respectively	31,201	30,164
Inventories	29,588	23,497
Deferred income taxes, net	22,228	20,669
Prepaid expenses and other current assets	10,875	9,492

Total current assets	145,897	134,562

PROPERTY AND EQUIPMENT, net	61,374	62,434

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	147	226
Investments in an affiliated company	2,100	2,146
Identifiable intangible assets	35,108	35,246
Goodwill	21,842	21,899
Lease deposits	27,451	27,685
Deferred income taxes, net	3,541	3,531
Other assets	9,448	10,469

Total investments and other assets	99,637	101,202

TOTAL ASSETS	¥306,908	¥298,198

See accompanying notes to consolidated financial statements.

	Millions of Yen
	December 31, 2010	March 31, 2010
LIABILITIES
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥6,860	¥2,433
Trade notes and accounts payable	19,221	16,138
Accrued income taxes	5,581	3,962
Accrued expenses	17,264	18,568
Deferred revenue	9,712	6,246
Other current liabilities	6,139	6,118

Total current liabilities	64,777	53,465

LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	35,968	39,885
Accrued pension and severance costs	2,830	2,861
Deferred income taxes, net	4,344	4,162
Other long-term liabilities	8,818	8,594

Total long-term liabilities	51,960	55,502

TOTAL LIABILITIES	116,737	108,967

COMMITMENTS AND CONTINGENCIES
EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at December 31, 2010 and March 31, 2010; outstanding 133,459,839 shares at December 31, 2010 and 133,460,664 shares at March 31, 2010	47,399	47,399
Additional paid-in capital	77,089	77,089
Legal reserve	284	284
Retained earnings	86,930	83,055
Accumulated other comprehensive loss	(3,284)	(175)
Treasury stock, at cost- 10,040,161 shares at December 31, 2010 and 10,039,336 shares at March 31, 2010	(23,188)	(23,187)

Total KONAMI CORPORATION stockholders’ equity	185,230	184,465

Noncontrolling interest	4,941	4,766

TOTAL EQUITY	190,171	189,231

TOTAL LIABILITIES AND EQUITY	¥306,908	¥298,198

See accompanying notes to consolidated financial statements.

(2) Consolidated Statements of Income (Unaudited)

For the nine months ended December 31, 2009 and 2010

	Millions of Yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2010
NET REVENUES:
Product sales revenue	¥133,294	¥129,680
Service revenue	57,638	58,628

Total net revenues	190,932	188,308

COSTS AND EXPENSES:
Costs of products sold	75,058	80,019
Costs of services rendered	56,183	57,278
Selling, general and administrative	42,565	34,470

Total costs and expenses	173,806	171,767

Operating income	17,126	16,541

OTHER INCOME (EXPENSES):
Interest income	126	192
Interest expense	(1,183)	(1,163)
Foreign currency exchange gain (loss), net	10	(335)
Other, net	40	(11)

Other expenses, net	(1,007)	(1,317)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AN AFFILIATED COMPANY	16,119	15,224
INCOME TAXES	5,231	5,393
EQUITY IN NET INCOME OF AN AFFILIATED COMPANY	49	27

NET INCOME	10,937	9,858
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	317	243

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥10,620	¥9,615

PER SHARE DATA:
	Nine months ended December 31, 2009	Nine months ended December 31, 2010
Net income attributable to KONAMI CORPORATION per share:
Basic	¥79.58	¥72.04
Diluted	79.58	72.04

Weighted-average common shares outstanding	133,461,248	133,460,423
Diluted weighted-average common shares outstanding	133,461,248	133,460,423

See accompanying notes to consolidated financial statements.

For the three months ended December 31, 2009 and 2010

	Millions of Yen
	Three months ended December 31, 2009	Three months ended December 31, 2010
NET REVENUES:
Product sales revenue	¥58,011	¥53,300
Service revenue	19,007	19,245

Total net revenues	77,018	72,545

COSTS AND EXPENSES:
Costs of products sold	31,278	33,402
Costs of services rendered	18,486	18,672
Selling, general and administrative	14,739	11,980

Total costs and expenses	64,503	64,054

Operating income	12,515	8,491

OTHER INCOME (EXPENSES):
Interest income	55	57
Interest expense	(392)	(383)
Foreign currency exchange gain (loss), net	(85)	(165)
Other, net	(3)	(3)

Other expenses, net	(425)	(494)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AN AFFILIATED COMPANY	12,090	7,997
INCOME TAXES	3,578	2,338
EQUITY IN NET INCOME OF AN AFFILIATED COMPANY	1	(1)

NET INCOME	8,513	5,658
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	125	235

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥8,388	¥5,423

PER SHARE DATA:
	Three months ended December 31, 2009	Three months ended December 31, 2010
Net income attributable to KONAMI CORPORATION per share:
Basic	¥62.85	¥40.63
Diluted	62.85	40.63

Weighted-average common shares outstanding	133,461,180	133,460,239
Diluted weighted-average common shares outstanding	133,461,180	133,460,239

See accompanying notes to consolidated financial statements.

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2010
Cash flows from operating activities:
Net income	¥10,937	¥9,858
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	9,536	9,165
Provision for doubtful receivables	269	(196)
Equity in net income of an affiliated company	(49)	(27)
Deferred income taxes	(1,436)	(1,830)
Change in assets and liabilities, net of business acquired:
Increase in trade notes and accounts receivable	(3,595)	(2,044)
Increase in inventories	(9,885)	(7,700)
Decrease (increase) in other receivables	(198)	143
Increase in prepaid expenses	(158)	(1,005)
Increase (decrease) in trade notes and accounts payable	(3,033)	3,715
Increase (decrease) in accrued income taxes, net of tax refunds	(1,151)	2,249
Increase in accrued expenses	976	813
Increase in deferred revenue	5,816	3,789
Decrease in advance received	(379)	(326)
Increase (decrease) in deposits	(513)	482
Other, net	(2,683)	505

Net cash provided by operating activities	4,454	17,591

Cash flows from investing activities:
Capital expenditures	(4,771)	(7,803)
Proceeds from sales of property and equipment	1	8
Decrease (increase) in lease deposits, net	(125)	50
Other, net	230	(1,323)

Net cash used in investing activities	(4,665)	(9,068)

Cash flows from financing activities:
Repayments of long-term debt	(444)	(204)
Principal payments under capital lease obligations	(1,892)	(2,042)
Dividends paid	(7,378)	(5,670)
Purchases of treasury stock	(2)	(2)
Other, net	1	1,976

Net cash used in financing activities	(9,715)	(5,942)

Effect of exchange rate changes on cash and cash equivalents	186	(1,316)

Net decrease in cash and cash equivalents	(9,740)	1,265

Cash and cash equivalents, beginning of the period	53,568	50,740

Cash and cash equivalents, end of the period	¥43,828	¥52,005

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

KONAMI CORPORATION (the “Company”) and its subsidiaries (collectively “KONAMI”) prepared the accompanying consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) due to the financial statements for the three and nine months ended December 31, 2009 required to be filed pursuant to former section 93 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office No. 64, 2007, “Regulation of Quarterly Consolidated Financial Statements”) and it ended December 31, 2010 required to be filed pursuant to supplementary provision 6 of revised Regulation of Quarterly Consolidated Financial Statements.

KONAMI became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission (“SEC”).

2. New Accounting Pronouncement Adopted

KONAMI adopted Accounting Standards Update (“ASU”) of the Financial Accounting Standard Board (“FASB”) Accounting Standard Codification (“ASC”), No. 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. ASU2010-20 requires to enhance disclosures about the credit quality of financing receivables and the allowance for credit losses. The adoption of ASU2010-20 did not have a material impact on KONAMI’s consolidated financial statements.

3. Recent Accounting Pronouncements

In October 2009, FASB issued ASU2009-13 “Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force”. ASU2009-13 provides amendments to the criteria for allocation of revenues in multiple-deliverable arrangements, and in the absence of vendor-specific objective evidence or a third-party evidence concerning a selling price of deliverable products and services, sets forth a provision to allocate revenues in relation to products and services by applying an estimated selling price. Furthermore, ASU2009-13 requires disclosure of details information concerning multiple-deliverable arrangements. ASU2009-13 is applied to arrangements executed or significantly modified in fiscal years commenced on or after June 15, 2010. KONAMI is currently reviewing impacts the adoption of ASU2009-13 may have on our consolidated financial statements.

In October 2009, the FASB issued ASU2009-14 “Certain Revenue Arrangements That Include Software Elements-a consensus of the FASB Emerging Issues Task Force”. ASU2009-14 is to exclude tangible products containing software components that function to deliver the product’s essential functionality from the criteria for software revenues. ASU2009-14 is applied to arrangements executed or significantly modified in fiscal years commenced on or after June 15, 2010. KONAMI is currently reviewing impacts the adoption of ASU2009-14 may have on our consolidated financial statements.

4. Inventories

Inventories at December 31, 2010 and March 31, 2010 consisted of the following:

	Millions of Yen
	December 31, 2010	March 31, 2010
Finished products	¥13,033	¥8,402
Work in process	11,902	11,766
Raw materials and supplies	4,653	3,329

Total	¥29,588	¥23,497

5. Property and Equipment

Property and equipment at December 31, 2010 and March 31, 2010 consisted of the following:

	Millions of Yen
	December 31, 2010	March 31, 2010
Property and equipment, at cost:
Land	¥12,349	¥11,212
Buildings and structures	70,399	69,147
Tools, furniture and fixtures	26,822	27,461
Construction in progress	353	446

Total	109,923	108,266
Less-Accumulated depreciation and amortization	(48,549)	(45,832)

Net property and equipment	¥61,374	¥62,434

6. Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees that are determined by reference to their rate of pay at the time of termination, years of service and certain other factors. All employees may choose either to remain in the defined benefit plans or to withdraw from the plans and enroll under such system as receiving all compensation currently during their employment. For those under the fixed annual compensation system, separate severance and retirement benefits are not to be paid upon their termination or retirement.

Net periodic cost of the Company and its domestic subsidiaries for the nine and three months ended December 31, 2009 and 2010 included the following components.

Also note that the Company and some of its domestic subsidiaries terminated the benefit severance and retirement plans, resulting in a settlement gain in the nine months ended December 31, 2010.

	Millions of Yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2010
Service cost – benefits earned during the period	¥157	¥191
Interest cost on projected benefit obligation	19	24
Expected return on plan assets	(29)	(20)
Recognized actuarial gain	(20)	12
Settlement gain	—	(103)

Net periodic cost	¥127	¥104

	Millions of Yen
	Three months ended December 31, 2009	Three months ended December 31, 2010
Service cost – benefits earned during the period	¥52	¥62
Interest cost on projected benefit obligation	7	8
Expected return on plan assets	(10)	(7)
Recognized actuarial gain	(7)	8

Net periodic cost	¥42	¥71

7. Equity

The changes in the carrying amount of KONAMI CORPORATION stockholders’ equity, noncontrolling interest and total equity in the consolidated balance sheets for the three and nine months ended December 31, 2009 and 2010 were as follows:

	Millions of Yen
For the nine months ended December 31, 2009	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2009	¥178,632	¥4,907	¥183,539

Cash dividends attributable to KONAMI CORPORATION stockholders	(7,206)	—	(7,206)
Cash dividends attributable to noncontrolling interest	—	(381)	(381)
Purchase of treasury stock and other changes	(2)	—	(2)
Comprehensive income:
Net income for the period	10,620	317	10,937
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(226)	(5)	(231)
Net unrealized losses on available-for-sale securities	(152)	—	(152)
Pension liability adjustment	(12)	—	(12)

Comprehensive income for the period	10,230	312	10,542

Balance at December 31, 2009	¥181,654	¥4,838	¥186,492

	Millions of Yen
For the nine months ended December 31, 2010	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2010	¥184,465	¥4,766	¥189,231

Cash dividends attributable to KONAMI CORPORATION stockholders	(5,738)	—	(5,738)
Cash dividends attributable to noncontrolling interest	—	(54)	(54)
Purchase of treasury stock and other changes	(3)	—	(3)
Comprehensive income:
Net income for the period	9,615	243	9,858
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(2,932)	(15)	(2,947)
Net unrealized losses on available-for-sale securities	(47)	—	(47)
Pension liability adjustment	(130)	1	(129)

Comprehensive income for the period	6,506	229	6,735

Balance at December 31, 2010	¥185,230	¥4,941	¥190,171

	Millions of Yen
For the three months ended December 31, 2009	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at September 30, 2009	¥176,367	¥4,844	¥181,211

Cash dividends attributable to KONAMI CORPORATION stockholders	(3,603)	—	(3,603)
Cash dividends attributable to noncontrolling interest	—	(134)	(134)
Purchase of treasury stock and other changes	0	—	0
Comprehensive income:
Net income for the period	8,388	125	8,513
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	562	3	565
Net unrealized losses on available-for-sale securities	(55)	—	(55)
Pension liability adjustment	(5)	—	(5)

Comprehensive income for the period	8,890	128	9,018

Balance at December 31, 2009	¥181,654	¥4,838	¥186,492

	Millions of Yen
For the three months ended December 31, 2010	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at September 30, 2010	¥182,570	¥4,762	¥187,332

Cash dividends attributable to KONAMI CORPORATION stockholders	(2,135)	—	(2,135)
Cash dividends attributable to noncontrolling interest	—	(54)	(54)
Purchase of treasury stock and other changes	(3)	—	(3)
Comprehensive income:
Net income for the period	5,423	235	5,658
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(604)	(3)	(607)
Net unrealized losses on available-for-sale securities	(26)	—	(26)
Pension liability adjustment	5	1	6

Comprehensive income for the period	4,798	233	5,031

Balance at December 31, 2010	¥185,230	¥4,941	¥190,171

8. Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short-term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of KONAMI’s investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of KONAMI’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange forward contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from counterparties or third parties.

The estimated fair values of KONAMI’s financial instruments at December 31, 2010 and March 31, 2010 are as follows:

	Millions of Yen
	December 31, 2010		March 31, 2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investment in marketable securities	¥147	¥147	¥226	¥226
Long-term debt, including current portion	(15,000)	(15,015)	(15,204)	(15,103)
Derivatives:
Foreign exchange forward contracts:
Assets	86	86	—	—
Liabilities	—	—	—	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

9. Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1	–	Quoted prices for identical assets or liabilities in active markets

Level 2	–	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3	–	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2010 and March 31, 2010, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

	Millions of Yen
December 31, 2010	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥147	—	—	¥147

Derivatives	—	¥86	—	86

Total assets	¥147	¥86	—	¥233

Liabilities	—	—	—	—

Total liabilities	—	—	—	—

	Millions of Yen
March 31, 2010	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥226	—	—	¥226

Total assets	¥226	—	—	¥226

Liabilities	—	—	—	—

Total liabilities	—	—	—	—

Level 1 investments are comprised solely of available-for-sale securities, which is valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Derivative financial instruments are comprised of foreign exchange forward contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

As of December 31, 2010 and March 31, 2010, KONAMI did not have any Level 3 financial instruments that were measured and recorded at fair value on a recurring basis.

10. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

KONAMI operates on a worldwide basis principally with the following three business segments:

1. Digital Entertainment:	Production and sale of digital contents and related products including Computer & Video Games, Amusement, Card Games, and Online.

2. Gaming & System:	Production, manufacture, sale and service of gaming machines and the Casino Management System for overseas market.

3. Health & Fitness:	Operation of health and fitness clubs, production and sale of health and fitness related goods.

Notes:

1.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation of segment reporting.
2.	“Corporate” primarily consists of administrative expenses of the Company.
3.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

The following tables summarize revenue and operating income (loss) by operating segment which are the primary measures used by KONAMI’s chief operating decision maker to measure KONAMI’s operating results and to measure segment profitability and performance. This information is derived from KONAMI’s management reports which have been prepared based on U.S. GAAP.

a. Segment information

Three months ended December 31, 2009	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥48,960	¥5,833	¥21,099	¥1,126	¥77,018
Intersegment	48	—	110	(158)	—

Total	49,008	5,833	21,209	968	77,018
Operating expenses	37,090	4,219	20,437	2,757	64,503

Operating income (loss)	¥11,918	¥1,614	¥772	¥(1,789)	¥12,515

Three months ended December 31, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥44,658	¥5,190	¥21,172	¥1,525	¥72,545
Intersegment	150	—	90	(240)	—

Total	44,808	5,190	21,262	1,285	72,545
Operating expenses	36,477	3,897	20,701	2,979	64,054

Operating income (loss)	¥8,331	¥1,293	¥561	¥(1,694)	¥8,491

Nine months ended December 31, 2009	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥100,182	¥14,729	¥64,338	¥11,683	¥190,932
Intersegment	245	—	246	(491)	—

Total	100,427	14,729	64,584	11,192	190,932
Operating expenses	84,025	10,900	63,514	15,367	173,806

Operating income (loss)	¥16,402	¥3,829	¥1,070	¥(4,175)	¥17,126

Nine months ended December 31, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥97,446	¥14,454	¥64,866	¥11,542	¥188,308
Intersegment	497	—	238	(735)	—

Total	97,943	14,454	65,104	10,807	188,308
Operating expenses	84,985	10,680	63,789	12,313	171,767

Operating income (loss)	¥12,958	¥3,774	¥1,315	¥(1,506)	¥16,541

b. Geographic information

Three months ended December 31, 2009	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥52,925	¥11,503	¥10,965	¥1,625	¥77,018	—	¥77,018
Intersegment	6,299	585	28	344	7,256	¥(7,256)	—

Total	59,224	12,088	10,993	1,969	84,274	(7,256)	77,018
Operating expenses	49,065	10,706	10,316	1,702	71,789	(7,286)	64,503

Operating income (loss)	¥10,159	¥1,382	¥677	¥267	¥12,485	¥30	¥12,515

Three months ended December 31, 2010	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥48,710	¥12,585	¥9,366	¥1,884	¥72,545	—	¥72,545
Intersegment	7,255	723	350	216	8,544	¥(8,544)	—

Total	55,965	13,308	9,716	2,100	81,089	(8,544)	72,545
Operating expenses	51,354	11,166	8,360	1,728	72,608	(8,554)	64,054

Operating income (loss)	¥4,611	¥2,142	¥1,356	¥372	¥8,481	¥10	¥8,491

Nine months ended December 31, 2009	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥144,988	¥25,287	¥15,987	¥4,670	¥190,932	—	¥190,932
Intersegment	9,983	2,634	37	564	13,218	¥(13,218)	—

Total	154,971	27,921	16,024	5,234	204,150	(13,218)	190,932
Operating expenses	141,592	24,430	16,348	4,714	187,084	(13,278)	173,806

Operating income (loss)	¥13,379	¥3,491	¥(324)	¥520	¥17,066	¥60	¥17,126

Nine months ended December 31, 2010	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥141,492	¥26,843	¥14,555	¥5,418	¥188,308	—	¥188,308
Intersegment	12,937	1,350	1,581	470	16,338	¥(16,338)	—

Total	154,429	28,193	16,136	5,888	204,646	(16,338)	188,308
Operating expenses	145,188	23,592	14,254	4,942	187,976	(16,209)	171,767

Operating income (loss)	¥9,241	¥4,601	¥1,882	¥946	¥16,670	¥(129)	¥16,541

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services.

11. Commitments and Contingencies

KONAMI is subject to pending claims and litigation. After review and consultation with counsel, management considered that any liability that may result from the disposition of such lawsuits would not be material.

KONAMI has placed firm orders for purchases of property and equipment and other assets amounting to approximately ¥191 million as of December 31, 2010.

The Company had debt guarantees, which are ¥3,300 million debt to banks, for TAKASAGO ELECTRIC INDUSTRY CO., LTD. (former ABILIT CORPORATION, hereafter “TAKASAGO ELECTRIC”) as of December 31, 2010. If TAKASAGO ELECTRIC defaulted on the debt, the Company would have to assume the debt obligation. When the debt would be defaulted, the maximum amount of the total obligation to be assumed by the Company would be ¥3,300 million. The carrying amount of liabilities recognized on the balance sheet in connected with these debt guarantees was not material as of December 31, 2010.

12. Subsequent Events

For the three months ended December 31, 2010

Pursuant to a share exchange agreement between TAKASAGO ELECTRIC and the Company resolved at the boards of directors’ meeting held on September 21, 2010, TAKASAGO ELECTRIC became a wholly owned subsidiary of the Company resulted from the share exchange executed on January 1, 2011. Under the terms of the agreement, 0.052 shares of the Company’s common stock was exchanged for a common share of TAKASAGO ELECTRIC by issuing 2,593 million shares of the Company’s treasury stocks. TAKASAGO ELECTRIC operates the Pachinko & Pachislot business. The acquisition was aimed at improving corporate value by integrating KONAMI’s management resources with TAKASAGO ELECTRIC’s know-how in the Pachinko & Pachislot industry. The Company has not completed the initial accounting for the business combination since the acquisition was closed recently and the company is still determining the fair value of the assets acquired and liabilities assumed.

The Company and one of its subsidiary HUDSON SOFT CO., LTD. (“HUDSON”), a consolidated subsidiary of the Company, entered into a share exchange agreement on January 20, 2011 pursuant to the resolution of the Company’s board of directors’ meeting held on the same day. The share exchange between the Company and HUDSON is scheduled to become effective as of April 1, 2011 and will make HUDSON a wholly owned subsidiary of the Company. Under the terms of the agreement, 0.188 shares of the Company’s common stock will be exchanged for a common share of HUDSON. The Company plan to use a part of its treasury stocks for the share exchange.